UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION

(Name of Subject Company (Issuer))

KEMET CORPORATION

(Name of Filing Person (Issuer))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

H. Kurt von Moltke, P.C.

William R. Burke
Kirkland & Ellis LLP
300 North LaSalle Avenue
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$37,867,500	$2,700

(*)         Calculated solely for the purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that a maximum of $40,500,000 principal amount of 2.25% Convertible Senior Notes due 2026 of KEMET Corporation, as described herein, will be purchased at a purchase price of $935 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the expiration date, resulting in a repurchase price of $37,867,500, plus accrued and unpaid interest up to but excluding the expiration date, if any.

(**)  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,700	Filing party: KEMET Corporation
Form or Registration No.: Schedule TO-I	Date filed: April 20, 2010

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2010 by KEMET Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash up to $40,500,000 in aggregate principal balance of the Company’s 2.25% Convertible Senior Notes due 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 20, 2010, as amended by this Amendment (the “Offer to Purchase”), which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language thereto.

On April 21, 2010, the Company issued a press release announcing that it priced a previously announced offering of $230 million (increased from $225 million) in aggregate principal amount of 10½% Senior Notes due 2018 (the “Senior Notes”) to qualified institutional buyers within the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States pursuant to Regulation S under the Securities Act.  The Senior Notes are priced at 98.685% of par resulting in a yield to maturity of 10.75%.

On April 21, 2010, the Company entered into a Purchase Agreement (the “Purchase Agreement”), by and among the Company, certain subsidiary guarantors named therein, and Banc of America Securities LLC (the “Representative”), as representative of the several initial purchasers, relating to the issuance and sale of the Senior Notes.  The Senior Notes will be senior obligations of the Company and will be guaranteed by each of the Company’s domestic restricted subsidiaries and secured by a first priority lien on 51% of the capital stock of certain of the Company’s foreign restricted subsidiaries.

The information provided in Item 11 is incorporated herein by reference into this Item 1.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Issuer’s Securities.  Item 5(e) of the Schedule TO is hereby amended and supplemented by adding the following language to the end of the second bulleted list under Item 5(e) of Schedule TO as a new bullet thereunder.

•                  Purchase Agreement, dated April 21, 2010, by and among the Company, certain subsidiary guarantors named therein and Banc of America Securities LLC, as representative of the several initial purchasers (as incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 22, 2010).

Item 7. Terms of the Transaction.

(a)          Source of Funds.  The information provided in Item 1 is incorporated herein by reference into this Item 7(a).

(b)         Conditions.  The information provided in Item 1 is incorporated herein by reference into this Item 7(b).

(d)         Borrowed Funds.  The information provided in Item 1 is incorporated herein by reference into this Item 7(d).

Item 11.  Additional Information.

(b)         Other Material Information. Item 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(i)             The table and footnotes under the caption “CAPITALIZATION OF KEMET” on page 22 of the Offer to Purchase is hereby amended by deleting the table and footnotes in their entirety and replacing them as follows:

	As of December 31, 2009
	Actual	As Adjusted(1)(2)
	(Dollars in thousands)
	(unaudited)
Cash and cash equivalents	$64,974	$42,087

Long-term debt (including current portion):
Platinum Working Capital Loan ($12.5 million limit, matures July 2011)	$10,000	$—
Platinum Line of Credit Loan ($12.5 million limit, matures July 2011)	10,000	—
Platinum Term Loan (matures November 2012)	37,832	—
UniCredit Agreement-A (€53.2 million, matures April 2013)	76,642	—
UniCredit Agreement-B (€35.0 million, matures April 2013)	50,421	—
Vishay Intertechnology Term Loan (matures September 2011)	15,000	—
2.25% Convertible Senior Notes due 2026 (3)	81,081	40,581
Debt Financing	—	230,000
Other debt (4)	13,293	13,293
Total long-term debt (including current portion)	$294,269	$283,874

Stockholders’ equity:
Common stock, par value $0.01, authorized 300,000,000 shares, issued 88,525,000 shares as of December 31, 2009	$885	$885
Additional paid-in capital	481,097	481,097
Retained deficit	(151,105)	(193,729)
Accumulated other comprehensive income	19,776	19,776
Treasury stock, at cost (7,658,000 shares as of December 31, 2009)	(58,989)	(58,989)
Total stockholders’ equity	291,664	249,040
Total capitalization	$585,933	$532,914

(1)          The as adjusted column gives effect to the use of the net proceeds from the Debt Financing to repay all of our outstanding indebtedness under the Platinum Working Capital Loan, the Platinum Line of Credit Loan, the Platinum Term Loan, UniCredit Agreement-A and UniCredit Agreement-B in the amounts described above and to fund this tender offer and to pay estimated fees and expenses in connection with the Debt Financing offering of the Senior Notes (including a payment of $5.0 million “success fee” to K Financing LLC as part of the full repayment of the Platinum Term Loan).

(2)          As of March 31, 2010, we had $79.2 million of cash and cash equivalents and we had €53.2 million ($71.7 million) outstanding under UniCredit Agreement-A and €33.0 million ($44.5 million) outstanding under UniCredit Agreement-B, which principal amounts were lower than at December 31, 2009 as a result of the depreciation in the Euro versus the U.S. dollar during the fourth quarter of fiscal year 2010, and in the case of UniCredit Agreement-B, a payment of principal made by us in the fourth quarter of fiscal year 2010. As a result of this reduced amount of indebtedness, our as adjusted cash and cash equivalents as of March 31,2010, would have been $67.2 million.

(3)          Assumes $40,500,000 in principal amount of the Notes are purchased in connection with this tender offer.

(4)          Relates to other indebtedness of certain of our foreign subsidiaries.

(ii)          The sixth bullet point in the third paragraph under the caption “AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE” (which is the second bulleted point on page 27) of the Offer to Purchase is hereby amended by deleting the bullet point in its entirety and replacing it as follows:

•                  Current Reports on Form 8-K filed on April 9, 2009, April 23, 2009, May 5, 2009, June 22, 2009, June 30, 2009, August 4, 2009, August 26, 2009, October 6, 2009, November 5, 2009, November 17, 2009, January 28, 2010, February 2, 2010, February 3, 2010, February 11, 2010, April 20, 2010, April 21, 2010 and April 22, 2010.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

Exhibit No.	Description
(d)(15)

Purchase Agreement, dated April 21, 2010, by and among the Company, certain subsidiary guarantors named therein and Banc of America Securities LLC, as representative of the several initial purchasers (as incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 22, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

Dated: April 22, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated April 20, 2010.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9
(a)(2)*	None.
(a)(3)*	None.
(a)(4)*	None.
(a)(5)*	Press Release, dated April 20, 2010.
(b)	None.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (as incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (as incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(3)*

Restated Certificate of Incorporation of the Company, as amended to date (as incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1992).

(d)(4)*	Amended and Restated By-laws of KEMET Corporation (as incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated June 3, 2008).
(d)(5)*	1992 Executive Stock Option Plan, (as incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(6)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (as incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(7)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (as incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(8)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (as incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(9)*	2004 Long-Term Equity Incentive Plan (as incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(10)*	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (as incorporated by reference to Exhibit 10.1 to Form 8-K filed June 30, 2009).
(d)(11)*

Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (as incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009).

(d)(12)*

Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (as incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009).

(d)(13)*

Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (as incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009).

(d)(14)*

Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (as incorporated by reference to Exhibit 10.1 to Form 8-K filed October 6, 2009).

(d)(15)

Purchase Agreement, dated April 21, 2010, by and among the Company, certain subsidiary guarantors named therein and Banc of America Securities LLC, as representative of the several initial purchasers (as incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 22, 2010).

(g)	None.
(h)	None.

*              Previously filed.